Emgold Mining Corporation Suite 1010 789 West Pender Street Vancouver, British Columbia V6H 1H2 Tel: (778) 375-3106 Tel: (778) 375-3109

December 1, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Emgold Mining Corporation

Amendment No. 1 to Form 20-F for the Year Ended December 31, 2014

Filed November 4, 2015

Response dated November 4, 2015

File No. 000-51411

Dear Ms. Jenkins,

Thank you for your letter dated November 24, 2015. We have reviewed your letter and confirm our future filings will include one set of consolidated financial statements and one set of MD&A’s that cover all periods required to be presented and omit other repetitive or duplicative disclosures.

Please contact me at (530) 271-0679 Ext 101 or dwatkinson@emgold.com if you have any further concerns.

Sincerely,

/s/ David Watkinson

David Watkinson

President and CEO